Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2009

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s unaudited condensed consolidated interim financial statements for the nine month period ended September 30, 2009 are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 20, 2009	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

Condensed consolidated balance sheet	p 4

Condensed consolidated income statement	p 5

Condensed consolidated statement of comprehensive income	p 6

Condensed Consolidated statement of changes in equity	p 7

Condensed consolidated cash flow statement	p 8

Notes to the condensed consolidated interim financial statements	p 9

Unaudited	Page 3

CONDENSED CONSOLIDATED BALANCE SHEET

EUR millions	Notes	Sept. 30, 2009	Dec. 31, 2008

ASSETS
Intangible assets	6	4,575	5,425
Investments	4	132,617	130,481
Investments for account of policyholders	5	119,647	105,400
Derivatives		3,341	8,057
Investments in associates		716	595
Reinsurance assets		4,844	5,013
Defined benefit assets		371	448
Deferred tax assets		442	1,447
Deferred expenses and rebates	7	11,155	12,794
Other assets and receivables		6,397	7,376
Cash and cash equivalents		7,578	10,223

Total assets		291,683	287,259

EQUITY AND LIABILITIES
Shareholders’ equity		11,649	6,055
Convertible core capital securities		3,000	3,000
Other equity instruments		4,708	4,699
Minority interest		6	6

Group equity		19,363	13,760

Trust pass-through securities		133	161
Subordinated borrowings		8	41
Insurance contracts		92,403	97,377
Insurance contracts for account of policyholders		67,468	60,808
Investment contracts		29,109	36,231
Investment contracts for account of policyholders		53,817	45,614
Derivatives		3,880	6,089
Borrowings	9	7,144	5,339
Provisions		493	495
Defined benefit liabilities		2,082	2,080
Deferred revenue liability		61	42
Deferred tax liabilities		660	424
Other liabilities		14,718	18,237
Accruals		344	561

Total liabilities		272,320	273,499

Total equity and liabilities		291,683	287,259

Unaudited	Page 4

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q3 2009	Q3 2008	Ytd 2009	Ytd 2008

Premium income	10	4,396	5,274	14,936	17,181
Investment income	11	2,228	2,463	6,669	7,321
Fee and commission income		399	408	1,179	1,266
Other revenues		2	1	3	4

Total revenues		7,025	8,146	22,787	25,772
Income from reinsurance ceded		426	401	1,341	1,150
Results from financial transactions	12	11,860	(9,358)	11,628	(20,566)
Other income		(4)	5	(2)	5

Total income		19,307	(806)	35,754	6,361

Benefits and expenses		18,956	(1,074)	34,753	5,212
Impairment charges / (reversals)	13	310	444	1,153	579
Interest charges and related fees		93	164	319	370
Other charges	14	(2)	2	384	2

Total charges		19,357	(464)	36,609	6,163

Share in result of associates		6	(1)	18	19

Income / (loss) before tax		(44)	(343)	(837)	217
Income tax		189	14	648	(117)

Net income / (loss)		145	(329)	(189)	100

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		145	(329)	(189)	100

Earnings and dividend per share (EUR per share)
Earnings per share [1,3]		0.06	(0.25)	(0.29)	(0.10)
Earnings per share after potential attribution to convertible core capital securities [1,3]	0.02
Diluted earnings per share [1,2]		0.06	(0.25)	(0.29)	(0.10)
Dividend per common share		—	—	—	0.30

Net income per common share calculation
Net income		145	(329)	(189)	100
Preferred dividend		—	—	(122)	(112)
Coupons on perpetuals		(44)	(49)	(137)	(140)

Earnings attributable to common shareholders		101	(378)	(448)	(152)
Potential coupon on convertible core capital securities		(64)

Earnings after potential attribution to convertible core capital securities		37	(378)	(448)	(152)

Weighted average number of common shares outstanding		1,605	1,504	1,546	1,504

Notes:

[1]	After deduction of preferred dividend and coupons on perpetuals.
[2]

The potential conversion of the convertible core capital securities is not taken into account in the calculation of diluted earnings per share as this would have an anti-dilutive effect (i.e. diluted earnings per share would be higher than the earnings after potential attribution to convertible core capital securities).

[3]

Figures for Q3 2008, Ytd 2009 and Ytd 2008 reflect Basic earnings per share. For Q3 2009, Basic earnings per share reflect the earnings after potential attribution to convertible core capital securities.

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Notes	Q3 2009	Q3 2008	Ytd 2009	Ytd 2008

Net income / (loss)		145	(329)	(189)	100

Other comprehensive income:
Gross movement in foreign currency translation reserve		(453)	1,126	(422)	156
Gross movement in revaluation reserves		4,768	(3,384)	7,713	(6,945)
Tax relating to components of other comprehensive income		(1,428)	836	(2,266)	1,976
Other		31	(7)	29	(7)

Other comprehensive income for the period		2,918	(1,429)	5,054	(4,820)
Total comprehensive income		3,063	(1,758)	4,865	(4,720)

Total comprehensive income attributable to:
Equity holders of AEGON N.V.		3,063	(1,760)	4,865	(4,722)
Minority interest		—	2	—	2

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Total Share capital	Retained earnings	Revaluation and hedging reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Minority interest	Total

Nine months ended September 30, 2009

At beginning of year	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

Revaluations	—	—	7,063	—	—	—	7,063	—	7,063
Disposal of group assets	—	—	59	—	—	—	59	—	59
Gains/(losses) transferred to income statement on disposal and impairment	—	—	605	—	—	—	605	—	605
Equity movements of associates	—	—	—	29	—	—	29	—	29
Foreign currency translation differences	—	—	(20)	—	—	—	(20)	—	(20)
Movement in foreign currency translation reserve and net foreign investment hedging reserves	—	—	—	(363)	—	—	(363)	—	(363)
Aggregate tax effect of items recognized directly in equity	—	—	(2,325)	—	—	—	(2,325)	—	(2,325)
Other	—	—	6	—	—	—	6	—	6

Net income / (loss) recognized directly in equity	—	—	5,388	(334)	—	—	5,054	—	5,054
Net income / (loss) recognized in the income statement	—	(189)	—	—	—	—	(189)	—	(189)

Total comprehensive income / (loss) for the first Nine months ended September 30, 2009	—	(189)	5,388	(334)	—	—	4,865	—	4,865

Shares issued	829	(14)	—	—	—	—	815	—	815
Treasury shares	—	171	—	—	—	—	171	—	171
Preferred dividend	—	(122)	—	—	—	—	(122)	—	(122)
Coupons on perpetuals (net of tax)	—	(137)	—	—	—	—	(137)	—	(137)
Expenses convertible core capital securities (net of tax)	—	(1)	—	—	—	—	(1)	—	(1)
Share options	—	—	—	—	—	9	9	—	9
Other	—	3	—	—	—	—	3	—	3

At end of period	8,176	7,804	(1,779)	(2,552)	3,000	4,708	19,357	6	19,363

[1] Issued capital and reserves attributable to equity holders of AEGON N.V.

Nine months ended September 30, 2008

At beginning of year	7,359	10,349	(516)	(2,041)	—	4,795	19,946	16	19,962

Revaluations	—	—	(7,327)	—	—	—	(7,327)	—	(7,327)
Gains/(losses) transferred to income statement on disposal and impairment	—	—	640	—	—	—	640	—	640
Equity movements of associates	—	—	—	(41)	—	—	(41)	—	(41)
Foreign currency translation differences	—	—	(206)	—	—	—	(206)	—	(206)
Movement in foreign currency translation reserve and net foreign investment hedging reserves	—	—	—	129	—	—	129	—	129
Aggregate tax effect of items recognized directly in equity	—	—	2,003	—	—	—	2,003	—	2,003
Other	—	32	(52)	—	—	—	(20)	2	(18)

Net income / (loss) recognized directly in equity	—	32	(4,942)	88	—	—	(4,822)	2	(4,820)
Net income / (loss) recognized in the income statement	—	100	—	—	—	—	100	—	100

Total comprehensive income / (loss) for the first Nine months ended September 30, 2008	—	132	(4,942)	88	—	—	(4,722)	2	(4,720)

Treasury shares	—	(217)	—	—	—	—	(217)	—	(217)
Other equity instruments redeemed	—	—	—	—	—	(114)	(114)	—	(114)
Dividends paid on common shares	—	(548)	—	—	—	—	(548)	—	(548)
Preferred dividend	—	(112)	—	—	—	—	(112)	—	(112)
Coupons on perpetuals (net of tax)	—	(140)	—	—	—	—	(140)	—	(140)
Share options	—	—	—	—	—	12	12	—	12

At end of period	7,359	9,464	(5,458)	(1,953)	—	4,693	14,105	18	14,123

[1] Issued capital and reserves attributable to equity holders of AEGON N.V.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	Notes	Ytd 2009	Ytd 2008

Cash flow from operating activities		(4,785)	1,774

Purchases and disposals of intangible assets		(4)	(6)
Purchases and disposals of equipment and other assets		(134)	90
Purchases, disposals and dividends of subsidiaries and associates		(53)	(164)

Cash flow from investing activities		(191)	(80)

Issuance and purchase of share capital		1,000	(217)
Dividends paid		(122)	(660)
Issuances, repayments and coupons of convertible capital securities		(121)	—
Issuances, repayments and coupons of perpetuals		(184)	(301)
Issuances, repayments and finance interest on borrowings		2,126	720

Cash flow from financing activities		2,699	(458)

Net increase/(decrease) in cash and cash equivalents		(2,277)	1,236

Net cash and cash equivalents at January 1		9,506	7,385
Effects of changes in exchange rate		46	(16)

Net cash and cash equivalents at end of period		7,275	8,605

Unaudited	Page 8

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the 9 month period ended September 30, 2009, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) and with IFRS as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2008 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2008.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

Except for the changes highlighted below, all accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2008 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and as adopted by the European Union.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009:

IFRS 8 ‘Operating segments’. This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (geographical) and secondary (business) reporting segments of the Group.

Under IFRS 8, AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief executive decision maker”. The operating segments are:

•	AEGON Americas. Main business lines include life and protection, individual savings and retirement, pensions and asset management, institutional products and life reinsurance.

•	AEGON The Netherlands. Main business lines include life and protection, individual savings and retirement, pensions and asset management, distribution and general insurance.

•	AEGON United Kingdom. Main business lines include life and protection, pensions and asset management and distribution.

•

Other countries. Other countries include the country units Central and Eastern Europe, other European countries, European variable annuities and Asia. Main business lines include life and protection, pensions and asset management and general insurance.

•	Holding and other activities. Includes finance, employee and other administrative expenses of the group staff functions.

This report includes a non-IFRS financial measure: Underlying earnings before tax. AEGON believes this non-IFRS measure, together with the IFRS measure (Net income), provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers. In addition, underlying earnings is a key performance indicator on which the executive board manages AEGON’s performance. The reconciliation of this measure to the most comparable IFRS measure is shown in note 3 - Segment information.

The adoption of IFRS 8 had no impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

Unaudited	Page 9

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These includes assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings, because the long-term expected return for these guarantees is set at zero.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread are excluded from underlying earnings.

IAS 1 (revised) ‘Presentation of financial statements’

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line.

In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expenses, either in one single statement, or in two linked statements. AEGON has elected to present two statements. The adoption of this standard had no impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

IFRS 2 ‘Share-based Payment – Vesting Conditions and Cancellations’

The Standard has been amended to clarify the definition of vesting conditions and to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The adoption of this amendment had no impact on the financial position or performance of the Group.

Amendment to IFRS 7 ‘Financial Instruments: Disclosures’. The amendment increases the disclosure requirements about fair value measurement and amends the disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures about financial instruments and requires some specific quantitative disclosures for those instruments classified in the lowest level in the hierarchy. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. It also requires a maturity analysis for financial assets where the information is needed to understand the nature and context of liquidity risk. The Group will make additional relevant disclosures in its consolidated financial statements for the year ending December 31, 2009.

IAS 23 ‘Borrowing Costs (revised)’

The standard has been revised to require capitalization of borrowing costs on qualifying assets. This amendment is not relevant to the Group as the Group already has a policy to capitalize borrowing costs.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the Group:

•	IFRIC 16 ‘Hedges of a net investment in a foreign operation’;

•	Amendments to IAS 39 ‘Eligible hedged items’;

•	Improvements to IFRS (2008).

Unaudited	Page 10

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative for full year results.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.3720 (2008: USD 1.5197); 1 EUR = GBP 0.8855 (2008: GBP 0.7825).

Balance sheet items: closing rate 1 EUR = USD 1.4643 (2008: USD 1.4303; year-end 2008: USD 1.3917); 1 EUR = GBP 0.9093 (2008: GBP 0.7903; year-end 2008: GBP 0.9525).

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3. Segment information

3.1 Income statement

Three months ended September 30, 2009

Segment information

EUR millions	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Three months ended September 30, 2009
Underlying earnings before tax geographically	289	102	(13)	42	(68)	(1)	351
Over/(under) performance of fair value items	(76)	39	7	(1)	(27)	—	(58)

Total operating earnings before tax	213	141	(6)	41	(95)	(1)	293
Gains/(losses) on investments	(73)	(34)	30	2	(25)	—	(100)
Impairment charges	(227)	(12)	(80)	(1)	—	—	(320)
Impairment reversals	35	—	—	—	—	—	35
Other income/(charges)	(3)	—	49	2	—	—	48

Income before tax	(55)	95	(7)	44	(120)	(1)	(44)
Income tax	221	(21)	(30)	(13)	32	—	189

Net income	166	74	(37)	31	(88)	(1)	145

Inter-segment underlying earnings	(3)	(1)	1	(1)	4

Revenues
Life insurance gross premiums	1,417	483	1,740	165	—	—	3,805
Accident and health insurance	406	34	—	16	—	—	456
General insurance	—	97	—	38	—	—	135

Total gross premiums	1,823	614	1,740	219	—	—	4,396
Investment income	925	557	690	42	43	(29)	2,228
Fee and commission income	217	97	54	31	—	—	399
Other revenues	1	—	—	1	—	—	2

Total revenues	2,966	1,268	2,484	293	43	(29)	7,025

Inter-segment revenues	—	(1)	—	—	30

Three months ended September 30, 2008
	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Three months ended September 30, 2008
Underlying earnings before tax geographically	388	74	35	42	(45)	6	500
Over/(under) performance of fair value items	(453)	(126)	—	—	123	—	(456)

Total operating earnings before tax	(65)	(52)	35	42	78	6	44
Gains/(losses) on investments	33	(25)	(4)	(5)	26	—	25
Impairment charges	(328)	(49)	(15)	(18)	—	—	(410)
Impairment reversals	3	—	—	—	—	—	3
Other income/(charges)	5	—	(8)	—	(2)	—	(5)

Income before tax	(352)	(126)	8	19	102	6	(343)
Income tax	(26)	72	10	(10)	(32)	—	14

Net income	(378)	(54)	18	9	70	6	(329)

Inter-segment underlying earnings	(16)	(4)	1	(2)	21

Revenues
Life insurance gross premiums	1,451	574	2,286	353	—	—	4,664
Accident and health insurance	417	34	—	17	—	—	468
General insurance	—	99	—	43	—	—	142

Total gross premiums	1,868	707	2,286	413	—	—	5,274
Investment income	1,130	612	616	77	58	(30)	2,463
Fee and commission income	220	100	55	33	—	—	408
Other revenues	—	—	—	1	—	—	1

Total revenues	3,218	1,419	2,957	524	58	(30)	8,146

Inter-segment revenues	—	—	1	—	29

Unaudited	Page 12

Nine months ended September 30, 2009

Segment information

EUR millions	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Nine months ended September 30, 2009
Underlying earnings before tax geographically	501	303	14	119	(202)	(2)	733
Over/(under) performance of fair value items	73	(204)	6	2	(163)	—	(286)

Total operating earnings before tax	574	99	20	121	(365)	(2)	447

Gains/(losses) on investments	(48)	34	68	8	46	—	108
Impairment charges	(862)	(121)	(129)	(6)	(5)	—	(1,123)
Impairment reversals	56	3	—	—	—	—	59
Other income/(charges)	(3)	—	58	(383)	—	—	(328)

Income before tax	(283)	15	17	(260)	(324)	(2)	(837)
Income tax	598	22	(28)	(43)	99	—	648

Net income	315	37	(11)	(303)	(225)	(2)	(189)

Inter-segment underlying earnings	(16)	(10)	2	(4)	28

Revenues
Life insurance gross premiums	4,388	2,493	5,356	690	—	—	12,927
Accident and health insurance	1,298	180	—	58	—	—	1,536
General insurance	—	363	—	110	—	—	473

Total gross premiums	5,686	3,036	5,356	858	—	—	14,936
Investment income	3,058	1,631	1,785	159	162	(126)	6,669
Fee and commission income	657	296	140	86	—	—	1,179
Other revenues	1	—	—	2	—	—	3

Total revenues	9,402	4,963	7,281	1,105	162	(126)	22,787

Inter-segment revenues	1	(2)	2	—	125

Nine months ended September 30, 2008

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Nine months ended September 30, 2008
Underlying earnings before tax geographically	1,307	303	128	110	(108)	14	1,754
Over/(under) performance of fair value items	(727)	(317)	—	—	195	—	(849)

Total operating earnings before tax	580	(14)	128	110	87	14	905

Gains/(losses) on investments	(61)	(64)	(1)	—	25	—	(101)
Impairment charges	(431)	(70)	(27)	(19)	—	—	(547)
Impairment reversals	10	—	—	—	—	—	10
Other income/(charges)	5	—	(53)	—	(2)	—	(50)

Income before tax	103	(148)	47	91	110	14	217
Income tax	(210)	118	44	(34)	(35)	—	(117)

Net income	(107)	(30)	91	57	75	14	100

Inter-segment underlying earnings	(55)	(24)	1	(4)	82

Revenues
Life insurance gross premiums	4,345	2,602	7,071	1,187	—	—	15,205
Accident and health insurance	1,248	186	—	60	—	—	1,494
General insurance	—	362	—	120	—	—	482

Total gross premiums	5,593	3,150	7,071	1,367	—	—	17,181
Investment income	3,414	1,740	1,899	203	171	(106)	7,321
Fee and commission income	692	312	178	84	—	—	1,266
Other revenues	2	—	—	2	—	—	4

Total revenues	9,701	5,202	9,148	1,656	171	(106)	25,772

Inter-segment revenues	1	—	1	—	104

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3.2 Investments geographically

At September 30, 2009

INVESTMENTS GEOGRAPHICALLY

			amounts in million EUR (unless otherwise stated)

Americas	United Kingdom			The	United	Other	Holding & other		Total
USD	GBP	At September 30, 2009	Americas	Netherlands	Kingdom	countries	activities	Eliminations	EUR
		Investments
1,707	47	Shares	1,165	641	52	54	—	(3)	1,909
86,776	6,722	Bonds	59,261	20,584	7,392	1,942	1,054	—	90,233
18,011	10	Loans	12,300	12,154	11	682	—	—	25,147
18,490	—	Other financial assets	12,627	127	—	87	—	—	12,841
728	—	Investments in real estate	497	1,990	—	—	—	—	2,487

125,712	6,779	Investments general account	85,850	35,496	7,455	2,765	1,054	(3)	132,617
—	21,897	Shares	—	6,786	24,081	847	—	(7)	31,707
—	13,186	Bonds	—	13,356	14,501	157	—	—	28,014
68,927	3,774	Separate accounts and investment funds	47,072	—	4,151	1,070	—	—	52,293
—	5,152	Other financial assets	—	902	5,666	201	—	—	6,769
—	786	Investments in real estate	—	—	864	—	—	—	864

68,927	44,795	Investments for account of policyholders	47,072	21,044	49,263	2,275	—	(7)	119,647

194,639	51,574	Investments on balance sheet	132,922	56,540	56,718	5,040	1,054	(10)	252,264
115,844	2,650	Off balance sheet investments third parties	79,112	13,116	2,914	6,627	—	—	101,769

310,483	54,224	Total revenue generating investments	212,034	69,656	59,632	11,667	1,054	(10)	354,033

		Investments
101,293	6,688	Available-for-sale	69,174	21,253	7,355	1,889	1,054	—	100,725
18,011	10	Loans	12,300	12,154	11	682	—	—	25,147
—	—	Held-to-maturity	—	—	—	56	—	—	56
74,607	44,090	Financial assets at fair value through profit or loss	50,951	21,143	48,488	2,413	—	(10)	122,985
728	786	Investments in real estate	497	1,990	864	—	—	—	3,351

194,639	51,574	Total investments on balance sheet	132,922	56,540	56,718	5,040	1,054	(10)	252,264

98	13	Investments in associates	67	55	14	578	4	(2)	716
29,026	6,243	Other assets	19,823	6,437	6,865	1,231	14,646	(10,299)	38,703

223,763	57,830	Consolidated total Assets	152,812	63,032	63,597	6,849	15,704	(10,311)	291,683

At December 31, 2008 INVESTMENTS GEOGRAPHICALLY
			amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holding & other activities	Eliminations	Total EUR
		Investments
1,436	39	Shares	1,031	1,297	41	183	52	(2)	2,602
83,846	4,915	Bonds	60,247	18,298	5,161	4,827	20	—	88,553
19,194	10	Loans	13,792	10,416	10	1,116	—	—	25,334
15,635	—	Other financial assets	11,235	112	—	117	—	—	11,464
679	—	Investments in real estate	488	2,040	—	—	—	—	2,528

120,790	4,964	Investments general account	86,793	32,163	5,212	6,243	72	(2)	130,481
—	17,360	Shares	—	6,416	18,225	167	—	(9)	24,799
—	12,675	Bonds	—	11,675	13,307	330	—	—	25,312

58,943	2,381	Separate accounts and investment funds	42,353	—	2,500	1,420	—	—	46,273
—	6,376	Other financial assets	—	1,042	6,693	150	—	—	7,885
—	1,077	Investments in real estate	—	—	1,131	—	—	—	1,131

58,943	39,869	Investments for account of policyholders	42,353	19,133	41,856	2,067	—	(9)	105,400

179,733	44,833	Investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881
106,434	2,289	Off balance sheet investments third parties	76,478	11,783	2,403	5,299	—	—	95,963

286,167	47,122	Total revenue generating investments	205,624	63,079	49,471	13,609	72	(11)	331,844

		Investments
94,444	4,859	Available-for-sale	67,862	19,110	5,101	2,602	72	—	94,747
19,194	10	Loans	13,792	10,416	10	1,116	—	—	25,334
—	—	Held-to-maturity	—	—	—	2,269	—	—	2,269
65,416	38,887	Financial assets at fair value through profit or loss	47,004	19,730	40,826	2,323	—	(11)	109,872
679	1,077	Investments in real estate	488	2,040	1,131	—	—	—	3,659

179,733	44,833	Total investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881

30	13	Investments in associates	21	55	13	503	4	(2)	594
36,795	7,192	Other assets	26,440	12,460	7,552	1,660	17,395	(14,723)	50,784

216,558	52,038	Consolidated total Assets	155,607	63,811	54,633	10,473	17,471	(14,736)	287,259

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4. Investments

INVESTMENTS

EUR millions	Notes	Sept. 30, 2009	Dec. 31, 2008
Available-for-sale (AFS)		100,725	94,747
Loans		25,147	25,333
Held-to-maturity (HTM)		56	2,270
Financial assets at fair value through profit or loss (FVTPL)		4,202	5,603

Financial assets, excluding derivatives		130,130	127,953
Investments in real estate		2,487	2,528

Total Investments for general account		132,617	130,481

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	1,069	840	—	—	1,909
Bonds	88,532	1,645	56	—	90,233
Money market and other short term investments	10,173	242	—	—	10,415
Mortgages	—	—	—	21,081	21,081
Private loans	—	—	—	780	780
Deposits with financial institutions	—	—	—	1,079	1,079
Policy loans	—	—	—	2,000	2,000
Receivables out of share lease agreements	—	—	—	44	44
Other	951	1,475	0	163	2,589

Sept. 30, 2009	100,725	4,202	56	25,147	130,130

	AFS	FVTPL	HTM	Loans	Total
Shares	1,429	1,173	—	—	2,602
Bonds	84,019	2,282	2,255	—	88,556
Money market and other short term investments	8,318	146	—	—	8,464
Mortgages	—	—	—	20,166	20,166
Private loans	—	—	—	822	822
Deposits with financial institutions	—	—	—	1,640	1,640
Policy loans	—	—	—	2,473	2,473
Receivables out of share lease agreements	—	—	—	54	54
Other	981	2,002	15	178	3,176

Dec. 31, 2008	94,747	5,603	2,270	25,333	127,953

Exposure to capital securities in the financial sector

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or defer as a condition of receiving state support. These securities are broadly referred to as capital securities which can be categorized as Trust Preferred, Hybrid, Tier 1 or Upper Tier 2.

The ‘Trust Preferred’ category is comprised of capital securities issued by US-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the company’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

Deferral of coupons might trigger recognition of impairment losses. AEGON has exposures to a number of capital securities issued by companies that received state support. Our total exposure to capital securities of companies that received state support amount to EUR 1,207 million, with unrealized losses of EUR 371 million.

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Impairment assessments following coupon deferrals are performed by AEGON on a security-by-security basis and losses will be recognized when appropriate. In Q3 2009, AEGON recognized EUR 126 million of impairment losses on capital securities based on announced coupon deferrals before September 30, 2009.

5. Investments for account of policyholders

INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS

	Sept. 30, 2009	Dec. 31, 2008
Shares	31,707	24,799
Debt securities	28,014	25,312
Money market and short-term investments	3,263	3,761
Deposits with financial institutions	2,593	3,070
Separate accounts and unconsolidated investment funds	52,293	46,273
Other	913	1,054

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	118,783	104,269
Investment in real estate	864	1,131

Total investments for account of policyholders	119,647	105,400

6. Intangible assets

INTANGIBLE ASSETS

	Sept. 30, 2009	Dec. 31, 2008
Goodwill	715	720
VOBA	3,318	4,119
Future servicing rights	490	522
Software	21	29
Other	31	35

Total intangible assets	4,575	5,425

VOBA balances decreased significantly primarily reflecting the impact of shadow accounting. Shadow accounting ensures that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or directly in equity in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized in shareholders’ equity in the revaluation reserve, together with the unrealized gain or loss.

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7. Deferred expenses and rebates

DEFERRED EXPENSES AND REBATES

	Sept. 30, 2009	Dec. 31, 2008
DPAC for insurance contracts and investment contracts with discretionary participation features	10,583	12,224
Deferred transaction costs for investment management services	314	307
Unamortized interest rate rebates	258	263

Total Deferred expenses and rebates	11,155	12,794

DPAC balances decreased significantly primarily reflecting the impact of shadow accounting; refer to VOBA balances (Note 6) for an explanation of Shadow accounting).

8. Share capital

SHARE CAPITAL

	Sept. 30, 2009	Dec. 31, 2008
Share capital - par value	270	251
Share premium	7,906	7,096

Total share capital	8,176	7,347

Share capital - par value
Balance at January 1	251	258
Issuance	19	—
Withdrawal	—	(12)
Share dividend	—	5

Balance	270	251

Share premium
Balance at January 1	7,096	7,101
Issuance	810	—
Share dividend	—	(5)

Balance	7,906	7,096

On August 13, 2009 AEGON completed a share issuance raising EUR 1 billion of capital. As part of the issuance 157.8 mln ordinary shares of a par value of EUR 0.12 were issued and 32.7 million treasury shares were re-issued. The shares were issued at EUR 5.25 per share.

Expenses relating to this share issuance amounting to EUR 14 million have been charged to retained earnings.

9. Borrowings

BORROWINGS

	Sept. 30, 2009	Dec. 31, 2008
Debentures and other loans	5,670	3,840
Commercial paper	789	428
Short term deposits	382	354
Bank overdrafts	303	717

Total borrowings	7,144	5,339

During Q2 2009 AEGON issued senior unsecured notes with a nominal value of EUR 1 billion due April 29, 2012. The notes, issued at a price of 99.675, carry a coupon of 7%. In addition AEGON borrowed EUR 900 million from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 1 year term and bears 1% interest per annum. The borrowing is fully collateralized.

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10. Premium income

PREMIUM INCOME

	Q3 2009	Q3 2008	Ytd 2009	Ytd 2008
Gross
Life	3,805	4,664	12,927	15,205
Non-Life	591	610	2,009	1,976

	4,396	5,274	14,936	17,181

Reinsurance
Life	(335)	(310)	(1,041)	(928)
Non-Life	(74)	(76)	(230)	(232)

Total	3,987	4,888	13,665	16,021

11. Investment income INVESTMENT INCOME
	Q3 2009	Q3 2008	Ytd 2009	Ytd 2008
Interest income	1,967	2,220	6,047	6,539
Dividend income	221	194	494	621
Rental income	40	49	128	161

Total investment income	2,228	2,463	6,669	7,321

Investment income related to general account	1,461	1,749	4,692	5,119
Investment income account of policyholders	767	714	1,977	2,202

Total	2,228	2,463	6,669	7,321

12. Result from financial transactions RESULT FROM FINANCIAL TRANSACTIONS
	Q3 2009	Q3 2008	Ytd 2009	Ytd 2008
Net fair value change of general account financial investments at FVTPL other than derivatives	151	(459)	117	(606)
Realized gains and losses on financial investments	32	—	158	(69)
Gains and (losses) on investments in real estate	(105)	(1)	(141)	63
Net fair value change of derivatives	184	193	(726)	(23)
Net fair value change on for account of policyholder financial assets at FVTPL	11,666	(9,207)	12,520	(19,800)
Net fair value change on investments in real estate for account of policyholders	12	(71)	(122)	(326)
Net foreign currency gains and (losses)	(32)	87	(46)	13
Net fair value change on borrowings and other financial liabilities	(51)	100	(142)	182
Realized gains and (losses) on repurchased debt	3	—	10	—

Total	11,860	(9,358)	11,628	(20,566)

In Q3 2009, result from financial transactions included a loss of EUR 27 mln in respect of AEGON’s own credit spread on bonds issued by the company, reflecting the narrowing of credit spreads seen in the market in the third quarter of 2009 (Q3 2008: gain of EUR 123 million). For the nine month period ended September 30, 2009 the loss amounted to EUR 163 million (2008: gain EUR 195 million).

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by higher amounts in the benefits and expenses line.

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13. Impairment charges/(reversals)

IMPAIRMENT CHARGES / (REVERSALS)

	Q3 2009	Q3 2008	Ytd 2009	Ytd 2008
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	344	440	1,199	589
Impairment reversals on financial assets, excluding receivables	(34)	(2)	(58)	(9)
Impact of the above impairments on the valuation of insurance assets and liabilities	—	4	—	(4)
Impact charges on non-financial assets and receivables	—	2	12	3

Total	310	444	1,153	579

Impairment charges on financial assets, excluding receivables, from:
Shares	9	23	90	62
Debt securities and money market instruments	306	404	1,009	500
Loans	29	13	100	27

Total	344	440	1,199	589

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(29)	(2)	(52)	(9)
Loans	(5)	—	(6)	—

Total	(34)	(2)	(58)	(9)

14. Other charges

Year-to-date 2009, other charges include a loss of EUR 385 million resulting from the sale of AEGON Taiwan. The proceeds from the sale amounted to EUR 11 million. The value of the assets and liabilities sold amounted to EUR 4,457 million and EUR 4,159 million respectively. Unrealized losses for an amount of EUR 94 million, reflecting revaluation reserves, foreign currency translation reserves and net investment hedges were recycled through the income statement. Sales expenses amounted to EUR 4 million.

15. Business combinations

On August 31, 2009 AEGON completed the sale of its Taiwanese life insurance business to Zhongwei Company Ltd, announced on April 22, 2009. Control on AEGON Taiwan was already transferred to the acquirer in Q2 2009, upon signing of the agreement. Refer to note 14 – Other charges for the impact of the disposal on AEGON’s result.

On June 23, 2009 AEGON has completed its acquisition of Banca Transilvania’s 50% shareholding in BT AEGON, the Romanian pension business the two companies set up last year. The agreement to buy Banca Transilvania’s stake was originally announced in January of this year. AEGON paid approximately EUR 11 million for the shareholding, which gives AEGON full control of the pension business. As part of the transaction, AEGON and Banca Transilvania have signed a distribution agreement under which Banca Transilvania will continue to offer AEGON life insurance and pension products.

16. Commitments and contingencies

On May 13, 2009 a lower court in The Netherlands ruled in respect of a dispute regarding AEGON’s KoersPlan product, which is a unit-linked product, sold in substantial volumes in The Netherlands. The dispute regards transparency issues and the charges, including insurance premium included in this product. AEGON believes the court decided incorrectly and intends to appeal. The decision does not have a direct effect on claims brought by individual clients but, if this decision is ultimately upheld on appeal and/or by the Dutch Supreme Court and is followed by other courts in The Netherlands in individual cases, it could have a material negative effect on AEGON’s financial position or profitability.

On June 5, 2009, the Dutch Supreme Court ruled in three disputes regarding securities lending (aandelenlease), including a dispute regarding AEGON’s Sprintplan product. This product was sold in the past by AEGON the Netherlands. AEGON believes these decisions are broadly in line with the earlier decisions by lower courts regarding these types of products and the policy followed by us in respect of these products which is based upon the arrangement made previously between consumers representative organizations and another supplier of these types of products in The Netherlands. AEGON does not expect the Dutch Supreme Court decision to have a material adverse effect on the company’s financial position or profitability.

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On August 5, 2009, the Enterprise Chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with unions and employers in the harbors of Rotterdam regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of AEGON’s financial statements over 2007. The foundation representing the employers and insured harbor employees in the harbors appealed to the Dutch Supreme Court.

There have been no other material changes in contingent assets and liabilities reported in the 2008 consolidated financial statements of AEGON

17. Events after the balance sheet date

On October 29, 2009, AEGON has notified the Dutch State and Vereniging AEGON that it will exercise its option to repay EUR 1 billion of the EUR 3 billion in core capital which the company secured last year through its largest shareholder, Vereniging AEGON and which was funded by the Dutch State. AEGON first announced its intention to repay the Dutch State in August when it raised EUR 1 billion in a successful equity issue. The amount will be repaid on November 30, 2009 including 8.5% accrued interest from May 22, 2009, amounting to EUR 44 million, in accordance with the terms of AEGON’s agreement with the Dutch State. The Dutch Central Bank has given its consent for the repayment.

Under the terms of AEGON’s agreement with the Dutch State, the premium for repayment amounts to a maximum of 13% depending on the volume weighted average share price of AEGON shares on the five trading days from November 23 until November 27.

The repayment of EUR 1 billion, the accrued interest and premium for repayment will be reflected in group equity. The repayment of EUR 1 billion will be reflected in convertible core capital securities. The accrued interest and premium for repayment are not tax deductible and will be reflected in retained earnings. Consequently, there will be no significant impact on the 2009 income statement.

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Cautionary note regarding non-GAAP measures

These condensed consolidated interim financial statements include certain non-GAAP financial measures: underlying earnings before tax and operating earnings before tax. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on page 12 and 13.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

These condensed consolidated interim financial statements contain certain information about investments in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in these condensed consolidated interim financial statements that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of AEGON’s insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting AEGON’s operations, the products AEGON sells, and the attractiveness of certain products to AEGON’s consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way AEGON does business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for AEGON’s products;

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact AEGON’s adoption of the International Financial Reporting Standards may have on AEGON’s reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CORPORATE AND SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE COMMUNICATIONS & INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

MEDIA

Telephone:     + 31 70 344 83 44

E-mail:           gcc-ir@aegon.com

ANALYSTS AND INVESTORS

Telephone:     + 31 70 344 83 05 or + 1 877 548 96 68 - toll free USA only

E-mail:           ir@aegon.com

PUBLICATION DATE RESULTS

Thursday, February 25	Results fourth quarter 2009
Thursday, May 12	Results first quarter 2010 and Embedded Value report 2009
Thursday, August 12	Results second quarter 2010
Thursday, November 11	Results third quarter 2010

SUPPLEMENTS

AEGON’s Q3 2009 press release and Q3 2009 Financial Supplement are available on AEGON’s website www.aegon.com.

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ABOUT AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and investment company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,000 people and serve over 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, employees, shareholders and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s aim is to be a leading force in global financial services.

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